Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 14, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. Alberto Zapata

Re: Advanced Series Trust: Form N-1A

Post-Effective Amendment No. 139 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 141 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 033-24962

Investment Company Act No. 811-05186

Dear Mr. Zapata:

We filed through EDGAR on October 8, 2015 on behalf of AST Bond Portfolio 2027 (the “Portfolio”), a series of Advanced Series Trust (the “Trust” or “Registrant”), Post-Effective Amendment No. 139 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 141 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the Trust.

This letter responds to the Staff’s comments on the Amendment that you conveyed by telephone on November 20, 2015. For your convenience, a summary of the Staff’s comments is included herein and the Portfolio’s responses are keyed accordingly, as set forth below. The responses will be included in Post Effective Amendment No. 140 to the Registrant’s registration statement to be filed under Rule 485(b) with effectiveness designated for December 21, 2015.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.  The Commission Staff’s comments and the Registrant’s proposed responses are set forth below.

GENERAL

1.	Comment: Please confirm that all bracketed information will be confirmed in the Amendment and that all required information that was omitted will be included in the Amendment.

Response: The Registrant confirms that all bracketed information has been confirmed and/or completed and that all required information that was previously omitted has been included in the Amendment.

2.	Comment: Please confirm if the use of derivatives is considered part of the 80% of investable assets in bonds. If so, please confirm if it is considered on a market basis or if they are being included on the notional value.

Response: The Registrant confirms that derivatives are part of the 80% of investable assets in bonds and it is considered on a market basis.

3.	Comment: The Registrant notes that the secondary benchmark index for the Portfolio is the Barclays Fixed Maturity (2027) Zero Coupon Swaps Index. Please include the Portfolio’s primary benchmark.

Response: The Portfolio’s primary benchmark is the Barclays US Government/Credit Bond Index. The Registrant confirms that it has reviewed the disclosure and has made necessary modifications.

4.	Comment: Please define acronyms prior to first use of the acronyms (for example: CMO and REMIC on page 8 of the Prospectus).

Response: The Registrant confirms that it has reviewed the disclosure and has made necessary modifications.

5.	Comment: On page 13 of the Prospectus, the disclosure states that the Portfolio may invest in exchange traded funds. Please supplementally confirm that the Portfolio fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds do not exceed one basis point of average net assets of the Portfolio, consistent with Form N-1A - Item 3, Instruction 3(f)(i).

Response: The Registrant confirms that the Portfolio fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds do not exceed one basis point of average net assets of the Portfolio

6.	Comment: Please remove the “Prepayment” Risk disclosure on page 16 of the Prospectus. This disclosure is not a strategy and should be referenced in the Risks section of the Prospectus.

Response: The Registrant has considered the Staff’s comments to the disclosure noted above. The Registrant notes that risks associated with prepayments are addressed in the Risks section of the Prospectus. “Prepayments” addressed on page 16 refer to the strategy of reinvesting prepayments.

7.	Comment: Please consider removing the second part of the “Short Sales” disclosure on page 17 of the Prospectus. This language is related to the risk in investing in short sales and should be referenced in the Risks section of the Prospectus.

Response: The Registrant has considered the Staff’s comments and respectfully submits that the additional language is necessary to fully explain the strategy.

8.	Comment: On pages 17 and 18, the Prospectus notes that the Portfolio may invest in swaps. Please state if the Portfolio intends to invest in total-return swaps or to write credit default swaps. To the extent the Portfolio writes credit default swaps, please add disclosure stating that when the Portfolio is a writer of credit default swaps, the Portfolio will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Portfolio will invest in and use interest rate swaps, and to a lesser degree, the Portfolio will invest in credit default swaps. Currently, the Portfolio does not use total return swaps or currency swaps. The Registrant has reviewed the disclosure and made any necessary revisions.

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The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the Staff’s comments or the Registrant’s changes to disclosure in a filing reviewed by the Staff in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez
Director and Corporate Counsel